September 24, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	John Reynolds, Assistant Director
Irene Barberena-Meissner, Staff Attorney
Kevin Dougherty, Staff Attorney
Ethan Horowitz, Accounting Branch Chief
Wei Lu, Staff Accountant

Re:	Sutro Biopharma, Inc.

Registration Statement on Form S-1 (File No. 333-227103)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between September 17, 2018 and the date hereof, approximately 675 copies of the Preliminary Prospectus dated September 17, 2018 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, September 26, 2018 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

COWEN AND COMPANY, LLC

PIPER JAFFRAY & CO.

As representatives of the Underwriters

By:	Cowen and Company, LLC

By:	/s/ Jason Fenton
	Name:	Jason Fenton
	Title:	Managing Director

By:	Piper Jaffray & Co.

By:	/s/ Neil Riley
	Name:	Neil Riley
	Title:	Managing Director